Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603




                               October 29, 2020



Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 8978
                  FTP Innovative Health Care Portfolio Series
                                 (the "Trust")
                      CIK No. 1820312 File No. 333-249091
--------------------------------------------------------------------------------


Dear Mr. Cowan:

      We received your additional comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

COMMENTS

Portfolio
_________

      1. PLEASE REVISE THE DISCLOSURE UNDER THE SECTION ENTITLED "OBJECTIVE" TO IDENTIFY WHAT IS INCLUDED WITHIN THE GICS(R) HEALTH CARE SECTOR (I.E., HEALTH CARE EQUIPMENT & SUPPLIES COMPANIES, HEALTH CARE PROVIDERS AND SERVICES COMPANIES, HEALTH CARE TECHNOLOGY COMPANIES, BIOTECHNOLOGY COMPANIES, PHARMACEUTICALS AND LIFE SCIENCES TOOLS & SERVICES COMPANIES.)

      Response: In accordance with the Staff's comment, the following sentence will be added to the prospectus:

      "Health care companies are companies classified under  the  health
      care  sector  of   the  Global  Industry  Classification  Standard
      ("GICS(R)")  which  include  health   care  equipment   &   supplies
      companies, health  care providers  and  services companies, health
      care     technology     companies,    biotechnology     companies,
      pharmaceuticals and life sciences tools & services companies."



      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By   /s/ Daniel J. Fallon
                                            _________________________
                                                Daniel J. Fallon